Exhibit 99.1

VEDANTA LIMITED

Registered Office: 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri

(East), Mumbai – 400 093;

Tel. No.: +91 22 6643 4500; Fax No.: +91 22 6643 4530;

Email: comp.sect@vedanta.co.in;

Website: www.vedantalimited.com; CIN: L13209MH1965PLC291394

Recommendations of the Committee of Independent Directors (“IDC”) of Vedanta Limited (“Target Company”) on the Open Offer (as defined below) made by Vedanta Resources Limited (“Acquirer”) together with Twin Star Holdings Limited (“PAC 1”), Vedanta Holdings Mauritius Limited (“PAC 2”) and Vedanta Holdings Mauritius II Limited (“PAC 3” together with PAC 1 and PAC 2 to be referred as “PACS”), in their capacity as the persons acting in concert with the Acquirer, to the public shareholders of the Target Company, under Regulation 26(7) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 and subsequent amendments thereto (“SEBI (SAST) Regulations”).

1.	Date	March 17, 2021

2.	Name of the Target Company (TC)	Vedanta Limited

3.	Details of the Open Offer pertaining to the TC

Voluntary open offer for the acquisition of upto 651,000,000 (Six Hundred and Fifty One Million) fully paid up equity shares of the Target Company having a face value of INR 1 (Indian Rupee One only) each (“Equity Share”) representing 17.51% of the fully diluted voting share capital of the Target Company at a price of INR 235 (Indian Rupees Two Hundred and Thirty Five only) per Equity Share (“Offer Price”) from the public shareholders of the Target Company (“Open Offer”).

The public announcement dated January 09, 2021 (“PA”), corrigendum to PA dated January 14, 2021 (“Corrigendum to PA”), the detailed public statement published on January 15, 2021 (“DPS”), the draft letter of offer dated January 19, 2021 (“DLOF”), corrigendum to DPS and DLOF published on February 18, 2021 (“Corrigendum to DPS and DLOF”), the announcement cum corrigendum to the PA, DPS and the DLOF published on March 17, 2021 (“Announcement cum Corrigendum”) and the letter of offer dated March 16, 2021 (“LOF”) have been issued by J.P. Morgan India Private Limited on behalf of the Acquirer and the PACs.

4.	Name(s) of the Acquirer and PACs with the Acquirer

Acquirer: Vedanta Resources Limited

PACs:

a.   Twin Star Holdings Limited (“PAC 1”);

b.  Vedanta Holdings Mauritius Limited (“PAC 2”); and

c.   Vedanta Holdings Mauritius II Limited (“PAC 3”).

(PAC 1, PAC 2 and PAC 3, are collectively referred to as “PACs”).

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5.	Name of the Manager to the Open Offer

J.P. Morgan India Private Limited

J.P. Morgan Tower, Off C. S. T. Road, Kalina, Santacruz (East),

Mumbai – 400 098

Tel: +91 22 6157 3000

Fax: +91 22 6157 3911

Contact person: Mr. Vaibhav Shah

Email: vedanta_openoffer@jpmorgan.com

SEBI registration no: INM000002970

Validity period: Permanent

6.	Member of the Committee of Independent Directors (Please indicate the chairperson of the Committee separately)	a. Mr UK Sinha (Chairperson of the Committee) b. Mr Mahendra Kumar Sharma (Member) c. Mr K Venkataramanan (Member) d. Ms Padmini Somani (Member)

7.	IDC Member’s relationship with the TC (Director, equity shares owned, any other contract/ relationship), if any

The members of the IDC are independent directors on the board of directors of the Target Company. None of the members of the IDC hold any Equity Shares/ securities of the Target Company. Except as mentioned below, none of the members of the IDC have entered into any contract or have any relationship with the Target Company:

a.   Mr UK Sinha is the chairperson of the Nomination & Remuneration Committee and the Stakeholders Relationship Committee of the Target Company, and is a member of the Audit & Risk Management Committee, Corporate Social Responsibility Committee and Sustainability Committee of the Target Company;

b.  Mr Mahendra Kumar Sharma is the chairperson of the Audit & Risk Management Committee and the Corporate Social Responsibility Committee of the Target Company, and is a member of the Stakeholders Relationship Committee and the Nomination & Remuneration Committee of the Target Company;

c.   Mr K Venkataramanan is the chairperson of the Sustainability Committee of the Target Company, and is a member of the Audit & Risk Management Committee, Corporate Social Responsibility Committee, Nomination & Remuneration Committee and the Stakeholders Relationship Committee of the Target Company;

d.  Ms Padmini Somani is a member of the Corporate Social Responsibility Committee of the Target Company.

8.	Trading in the equity shares/ other securities of the TC by IDC Members	None of the members of the IDC have traded in any of the Equity Shares/ securities of the Target Company during the: (a) 12 months period preceding the date of the PA; and (b) period from the date of the PA and till the date of this recommendation.

9.	IDC Member’s relationship with the Acquirer and PACs (Director, equity shares owned, any other contract/ relationship), if any.

None of the members of IDC:

a.   are directors on the boards of the Acquirer or the PACs;

b.  hold any equity shares or other securities of the Acquirer or the PACs; and

c.   have any contracts/ relationship with the Acquirer or the PACs.

10.	Trading in the equity shares/ other securities of the Acquirer and PACs by IDC Members	None of the members of the IDC have traded in any of the equity shares/ securities of the Acquirer or the PACs during the: (a) 12 months period preceding the date of the PA; and (b) period from the date of the PA and till the date of this recommendation.

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11.	Recommendation on the Open Offer, as to whether the offer is fair and reasonable	Based on a review of the relevant information, the IDC is of the opinion that the Offer Price of INR 235 per Equity Share is in accordance with the applicable regulations of the SEBI (SAST) Regulations and, accordingly, the Open Offer can be considered to be fair and reasonable.

12.	Summary of reasons for recommendations

The IDC has perused the PA, Corrigendum to PA, DPS, DLOF, Corrigendum to DPS and DLOF, Announcement cum Corrigendum and LOF issued on behalf of the Acquirer and the PACs.

The recommendation of the IDC set out in paragraph 11 above, is based on the following:

a.   The Offer Price includes interest of INR 1.29 (Indian Rupee One and Twenty Nine Paise only) per Equity Share computed at 10% per annum calculated for a period of delay of 20 days from April 6, 2021 (being the last date for payment of consideration to the public shareholders whose Equity Shares would have been validly tendered and accepted in the Open Offer given SEBI’s observations on the DLOF were received on February 16, 2021) till April 26, 2021 (being the last date by which the actual payment of consideration is required to be made to public shareholders whose Equity Shares are validly tendered and accepted in the Open Offer).

b.  The Offer Price is in accordance with regulation 8(2) of the SEBI (SAST) Regulations;

c.   The Offer Price is higher than the volume-weighted average price paid or payable for acquisitions by the Acquirer and/or the PACs during the 52 weeks immediately preceding the date of the PA, i.e. INR 159.94;

d.  The Offer Price is higher than the highest price paid or payable for any acquisition by the Acquirer and/ or the PACs during the 26 weeks immediately preceding the date of the PA, i.e. INR 159.96; and

e.   The Offer Price is higher than the volume-weighted average market price of the Equity Shares, for a period of 60 trading days immediately preceding the date of the PA as traded on the stock exchange where the maximum volume of trading in the shares of the Target Company has been recorded during such period, i.e. INR 130.05.

The IDC noted that Shailesh Haribhakti & Associates, Chartered Accountants (FRN: 148136W) have certified the prices mentioned in (c), (d) and (e) above.

Further, the members of IDC draw attention to the closing market price of the Equity Shares on the National Stock Exchange of India Limited (“NSE”) and BSE Limited (“BSE”) as on March 16, 2021, being INR 226.50 per Equity Share and INR 226.55 per Equity Share, respectively, which is lower than the Offer Price.

The public shareholders of the Target Company are advised to independently evaluate the Open Offer and take an informed decision about tendering the Equity Shares held by them in the Open Offer.

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13.	Details of Independent Advisors, if any	None

14.	Any other matter to be highlighted	None

To the best of our knowledge and belief, after making proper enquiry, the information contained in or accompanying this statement is, in all material respects, true and correct and not misleading, whether by omission of any information or otherwise, and includes all the information required to be disclosed by the Target Company under the SEBI (SAST) Regulations.

For and on behalf of the Committee of the Independent Directors of Vedanta Limited

UK Sinha

Chairperson – Committee of Independent Directors

DIN: 00010336

Place: New Delhi

Date: March 17, 2021

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